GULF CHRONIC CARE INC.

12465 South Fort Street, Suite 240

PO Box 1382

Draper, Utah 84020

April 3, 2019

VIA EMAIL and EDGAR UPLOAD

Reganr@sec.gov

Mr. Ruairi Regan

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	GULF CHRONIC CARE INC.
REQUEST FOR WITHDRAWAL

File No. 024-10979

Dear Mr. Regan:

This letter serves a Notice of Withdrawal of the Company’s prior filing of the Company’s 1-A. The filing was intended as an amendment. The Company will resubmit the filing as an amendment to the original 1-A.

Please contact our counsel. Jack Brannelly for any questions.

Sincerely,

/s/ Max Rockwell
CEO